Exhibit 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	May 1, 2025

Eldorado Gold Reports Solid First Quarter 2025 Financial and Operational Results; Skouries Progressing to Plan
(All amounts expressed in U.S. dollars unless otherwise noted)
VANCOUVER, BC - Eldorado Gold Corporation (“Eldorado”, "Eldorado Gold" or “the Company”) today reports the Company’s financial and operational results for the first quarter of 2025. For further information please see the Company’s Consolidated Financial Statements and Management’s Discussion and Analysis ("MD&A") filed on SEDAR+ at www.sedarplus.com under the Company’s profile.
First Quarter 2025 Highlights
Operations
•Gold production: Total gold production of 115,893 ounces with Lamaque, Kisladag and Efemcukuru in-line with expectations. Production at Olympias was impacted by unplanned maintenance related to pyrite concentrate filtration and issues affecting the flotation circuit stability, which limited plant throughput and recoveries.
•Gold sales: Total gold sales of 116,263 ounces at an average realized gold price per ounce sold(1) of $2,933.
•Production costs: $148.3 million in Q1 2025.
•Total cash costs(1): $1,153 per ounce sold in Q1 2025.
•All-in sustaining costs ("AISC")(1): $1,559 per ounce sold in Q1 2025.
•Total capital expenditures: $173.2 million in Q1 2025, including $83.8 million of project capital invested at Skouries with activity focused on major earthworks and infrastructure construction and $6.4 million of accelerated operational capital. Growth capital(1) at the operating mines totalled $38.9 million and was primarily related to Kisladag for continued waste stripping, continued construction of the second phase of the North Heap Leach Pad and related infrastructure.
•Production and cost outlook: The Company is maintaining its 2025 annual production guidance of 460,000 to 500,000 ounces of gold. Production continues to be weighted to the second half of the year. Total cash costs(1) for the full year are expected to be between $980 to $1,080 per ounce sold and an average AISC(1) of $1,370 to $1,470 per ounce sold.
Financial
•Revenue: $355.2 million in Q1 2025.
•Net cash generated from operating activities of continuing operations: $138.0 million in Q1 2025.
•Cash flow from operating activities before changes in working capital(1): $136.5 million in Q1 2025.
•Cash and cash equivalents: $978.1 million as at March 31, 2025. Cash increased by $121.3 million in Q1 2025 compared to Q4 2024, primarily as a result of sales of the shares of G Mining Ventures, partially offset by investment in growth capital.
•Net earnings attributable to shareholders from continuing operations: Net earnings attributable to shareholders of the Company was $72.0 million or $0.35 earnings per share.
(1) These financial measures or ratios are non-IFRS financial measures or ratios. Certain additional disclosures for non-IFRS financial measures and ratios have been incorporated by reference and additional detail can be found at the end of this news release and in the section 'Non-IFRS and Other Financial Measures and Ratios' in the Company's March 31, 2025 MD&A.

•Adjusted net earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA")(2): $163.0 million.
•Adjusted net earnings(2): $56.4 million net earnings, or $0.28 earnings per share in Q1 2025. Adjustments of non-recurring items include among other things a $73.5 million recovery on recognition of a deferred tax asset, a $63.4 million unrealized loss on derivative instruments, and a $6.5 million gain on sale of mining licenses.
•Free cash flow(2): Negative $21.8 million in Q1 2025, primarily due to continued investment in growth capital, partially offset by strong cash generated from operating activities. Free cash flow excluding capital expenditures at Skouries(2) was $75.5 million.

Corporate
"Across our global portfolio, our operations delivered 115,893 ounces of gold at an all-in sustaining cost of $1,559 per ounce sold” said George Burns, President and Chief Executive Officer. “With continued record high gold prices we generated strong free cash flow of $75.5 million from our operating portfolio, excluding capital invested at Skouries(2).”
“In Greece, at our Skouries copper-gold development project, we made meaningful progress in ramping up construction workers with a heavy emphasis on concrete and filter plant mechanical – and exceeded our target of 1,300 workers by the end of the first quarter. Additionally, plant construction productivity remained at or slightly better than our expectations. We've proactively built contingency plans to protect the schedule and budget, working on ensuring we have not only a sufficient workforce but the right skill sets as new work fronts open up. At Olympias, we were impacted in the quarter by unplanned maintenance related to the pyrite concentrate filtration and flotation circuit stability issues. These challenges have been resolved and production has recovered to expected levels in Q2 2025.
"In Canada and Turkiye, the mines are operating to plan and within guidance expectations. At the Lamaque Complex, we were pleased to have achieved a milestone with the one millionth ounce produced. At Kisladag, we installed an improved tire design in the HPGR, expected to reduce equipment downtime going forward and at Efemcukuru, the mine delivered another solid quarter. We remain well-positioned to achieve our 2025 guidance."

Skouries Highlights
Capital Estimate and Schedule
On February 5, 2025, the Company announced an update to the project schedule and project capital cost estimate primarily as a result of continued labour market tightness in Greece. The project capital cost incorporates an increase of approximately $143 million, to total $1.06 billion. In addition, the Company expects to complete additional pre-commercial production mining and has accelerated the purchase of higher capacity mobile mining equipment (originally expected to be purchased post commercial production as part of the contract mining fleet), resulting in $154 million of accelerated operational capital prior to commercial production. The project remains fully funded.
First production of the copper-gold concentrate is expected in Q1 2026, with 2026 gold production projected to be between 135,000 and 155,000 ounces and copper production of between 45 and 60 million pounds. Commercial production is expected in mid-2026.
Project capital totalled $83.8 million in Q1 2025. Accelerated operational capital was $6.4 million in Q1 2025. At March 31, 2025, cumulative project capital invested towards Phase 2 of construction totalled $588.7 million and the cumulative accelerated operational capital totalled $13.4 million.
In 2025, the project capital spend is expected to be between $400 and $450 million. In addition, the accelerated operational capital is expected to be between $80 and $100 million.
Construction Activities
As at March 31, 2025 overall project progress was 66% complete for Phase 2 of construction.

(2) These financial measures or ratios are non-IFRS financial measures or ratios. Certain additional disclosures for non-IFRS financial measures and ratios have been incorporated by reference and additional detail can be found at the end of this news release and in the section 'Non-IFRS and Other Financial Measures and Ratios' in the Company's March 31, 2025 MD&A.

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Filtered Tailings Plant
Work continues to progress on the filtered tailings building, which remains on the critical path. With the piling and concrete work completed on the filtered tailings building, work has transitioned to the installation of the structural steel and major mechanical equipment which is advancing. All filter press components inclusive of fabricated frames have been delivered to the site.
Piling for the plant compressor building is complete, piling for pipe racks and clarifier areas continues to progress. The plant tank farm area pile cropping is complete and concrete placement advanced with the first three tank bases (of five) completed. Tank installation activities commenced on the first tank in April.
Primary Crusher Building
Progress continues on the construction of the crusher building structure. The concrete foundation has been completed and work is advancing on the first level walls with approximately 60% of the walls completed in April. The first floor is expected to be finished in May which will house the apron feeder to the coarse ore stockpile. Piling and drainage work for the primary crusher conveyor alignment to the coarse ore stockpile was completed and final excavations are commencing.
Process Plant
Work in the process plant continues to expand to additional work fronts for cable tray and mechanical installations. Off-site pipe spool fabrication is progressing and delivery of high-density polyethylene piping to the site is ongoing. Piping installations have started in the process plant and the pumphouse to enable the start of some pre-commissioning activities. Water testing of the rougher flotation circuit is underway. Work continues on the support infrastructure including the process control room building, process plant sub-station, water pump station, lime plant, flotation blowers building, compressor building and flotation reagent areas. Structural steel installation is complete for the lime plant building and flotation blowers building. Installation and testing of the fire water pumping system has commenced. The process plant substation structural concrete is complete and cable tray has also been completed.
Thickeners
Construction of the three thickeners progressed on plan during Q1 2025. Concrete works for the first thickener is complete and mechanical installations have commenced. The second thickener is approximately 85% complete and the base for the third thickener has been completed. Preparations have started for leak testing of the clarifier, thickener #1 and the water storage tank.
Integrated Extractive Waste Management Facility
During Q1 2025, construction continued to progress at the coffer dam site with excavation of the spillway and foundation preparation. The coffer dam is expected to be completed at the end of Q2 2025. At the Karatza Lakkos (KL) embankment the foundation placement preparation is on track to start in Q2 2025. Fill placement for water management pond 2 is advancing with excavations for water management pond 1 continuing as planned along with the development of the low-grade ore stockpile.
Underground Development
More than 95% of the contractors underground mining equipment is now licensed to operate, including the long-hole drilling machine for the test-stopes. The East decline portal was established during the quarter and development of the East decline is now underway. Access to the top of the test stopes are fully established through the West decline. The bottom level access of the test stopes is expected to be developed during Q2 2025 which is then expected to allow test stope blasthole drilling to start during Q3 2025. During Q4 2025 we plan to deplete one test stope and to begin depletion of a second test stope.
Engineering, Procurement, and Operational Readiness
Engineering
Engineering works were substantially complete at March 31, 2025. The focus has been on closing out the remaining engineering activities.
Procurement
All major procurement is complete and the focus continues on managing and expediting deliveries to support construction.

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Operations including Operational Readiness
Operational readiness ("OR") activities are advancing in all operational departments. Development of the Management Operating System for the open pit mining function is well underway.
Open pit mobile equipment units are arriving at site and being assembled and commissioned. Open pit grade control drilling is underway, and we expect to start open pit mining in Phase 1 of the open pit during Q4 2025.
Operator recruitment is underway, and the first group of trainees are being trained to operate CAT777 trucks, CATD9 track dozers and CAT160 graders. CAT992 front-end loader and CAT6020 excavator training will take place during Q2.
Workforce
As at March 31, 2025, there were approximately 1,375 personnel working on site, including 127 Skouries Operations personnel.

Skouries Multimedia
•A progress update video can be found here: https://youtu.be/bjVkYTja78U
•To view a time lapse of the Filtered Tailing Plant installation, please visit: https://youtu.be/EFyg_whGlBU
•Photos of the construction progress at Skouries can be viewed and downloaded via this link: https://eldoradogold.getbynder.com/web/c5ac22af198aa019/skouries-project-progress---q1-2025/

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Consolidated Financial and Operational Highlights

	3 months ended March 31,
	2025	2024
Revenue	$355.2	$258.0
Gold produced (oz)	115,893	117,111
Gold sold (oz)	116,263	116,008
Average realized gold price ($/oz sold) (2)	$2,933	$2,086
Production costs	148.3	123.0
Total cash costs ($/oz sold) (2,3)	1,153	922
All-in sustaining costs ($/oz sold) (2,3)	1,559	1,262
Net earnings for the period (1)	72.4	33.6
Net earnings per share – basic ($/share) (1)	0.35	0.17
Net earnings per share – diluted ($/share) (1)	0.35	0.16
Net earnings for the period continuing operations (1,4)	72.0	35.2
Net earnings per share continuing operations – basic ($/share) (1,4)	0.35	0.17
Net earnings per share continuing operations – diluted ($/share) (1,4)	0.35	0.17
Adjusted net earnings continuing operations (1,2,4)	56.4	55.2
Adjusted net earnings per share continuing operations - basic ($/share) (1,2,4)	0.28	0.27
Net cash generated from operating activities (4)	138.0	95.3
Cash flow from operating activities before changes in working capital (2,4)	136.5	108.3
Free cash flow (2,4)	(21.8)	(30.9)
Free cash flow excluding Skouries (2,4)	75.5	33.7
Cash and cash equivalents	978.1	514.7
Total assets	5,951.8	5,065.5
Debt	932.8	643.8
(1)Attributable to shareholders of the Company.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' of our MD&A for explanations and discussions of these non-IFRS financial measures or ratios.
(3)Revenues from silver, lead and zinc sales are off-set against total cash costs.
(4)Amounts presented are from continuing operations only and exclude the Romania segment.

Gold sales in Q1 2025 totalled 116,263 ounces, comparable to 116,008 ounces sold in Q1 2024. Sales volume compared to the prior year primarily reflected comparable production levels.
The average realized gold price(3) was $2,933 per ounce sold in Q1 2025, an increase of 41% from $2,086 per ounce sold in Q1 2024. As a result, total revenue was $355.2 million in Q1 2025, an increase of 38% from total revenue of $258.0 million in Q1 2024.
Production costs increased to $148.3 million in Q1 2025 from $123.0 million in Q1 2024 due to higher cash costs in the quarter. An increase in royalties accounted for roughly one third of the increase to production costs. The remainder relates primarily to increases in labour costs, due to cost inflation not offset by the devaluation of local currency in Turkiye and at Lamaque additional costs incurred in labour and contractors due to the deepening of the production centre of the Triangle Mine, which results in increasing haulage distance, equipment and personnel requirements. Production costs include royalty expense, which increased to $22.2 million in Q1 2025 from $14.2 million in Q1 2024, due to higher average realized gold prices, as well as higher sales volumes.
(3)These financial measures or ratios are non-IFRS financial measures or ratios. Certain additional disclosures for non-IFRS financial measures and ratios have been incorporated by reference and additional detail can be found at the end of this news release and in the section 'Non-IFRS and Other Financial Measures and Ratios' in the Company's March 31, 2025 MD&A.

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Total cash costs(4) in Q1 2025 averaged $1,153 per ounce sold, an increase from $922 per ounce sold in Q1 2024, primarily due to higher royalty expense driven by higher gold prices, as well as impacts from labour. AISC per ounce sold(4) increased to $1,559 in Q1 2025 from $1,262 in Q1 2024, reflecting the higher total cash costs per ounce sold in Q1 2025 combined with higher sustaining capital expenditures.
Eldorado reported net earnings attributable to shareholders from continuing operations of $72.0 million ($0.35 earnings per share) in Q1 2025, compared to net earnings of $35.2 million ($0.17 earnings per share) in Q1 2024. Higher net income in Q1 2025 is primarily attributable to higher average realized gold prices, partially offset by higher production costs.
Adjusted net earnings(4) was $56.4 million ($0.28 earnings per share) in Q1 2025, compared to adjusted net earnings of $55.2 million ($0.27 earnings per share) in Q1 2024. Adjustments of non-recurring items from the higher net earnings in Q1 2025, among other things include a $73.5 million recovery on recognition of a deferred tax asset, a $63.4 million unrealized loss on derivative instruments, and a $6.5 million gain on sale of mining licenses. This resulted in a comparable adjusted net earnings to Q1 2024, as higher current tax expense, finance costs, and production costs offset higher revenues.

(4) These financial measures or ratios are non-IFRS financial measures or ratios. Certain additional disclosures for non-IFRS financial measures and ratios have been incorporated by reference and additional detail can be found at the end of this news release and in the section 'Non-IFRS and Other Financial Measures and Ratios' in the Company's March 31, 2025 MD&A.

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Quarterly Operations Update
Gold Operations

	3 months ended March 31,
	2025	2024
Total
Ounces produced	115,893	117,111
Ounces sold	116,263	116,008
Production costs	$148.3	$123.0
Total cash costs ($/oz sold) (1,2)	$1,153	$922
All-in sustaining costs ($/oz sold) (1,2)	$1,559	$1,262
Sustaining capital expenditures (2)	$32.9	$29.1
Kisladag
Ounces produced	44,319	37,523
Ounces sold	44,338	36,699
Production costs	$47.5	$30.9
Total cash costs ($/oz sold) (1,2)	$1,039	$820
All-in sustaining costs ($/oz sold) (1,2)	$1,138	$916
Sustaining capital expenditures (2)	$2.3	$2.2
Lamaque
Ounces produced	40,438	42,299
Ounces sold	42,205	44,620
Production costs	$35.7	$35.2
Total cash costs ($/oz sold) (1,2)	$836	$779
All-in sustaining costs ($/oz sold) (1,2)	$1,392	$1,262
Sustaining capital expenditures (2)	$22.7	$21.1
Efemcukuru
Ounces produced	19,307	18,501
Ounces sold	17,790	18,614
Production costs	$24.7	$21.8
Total cash costs ($/oz sold) (1,2)	$1,357	$1,154
All-in sustaining costs ($/oz sold) (1,2)	$1,550	$1,138
Sustaining capital expenditures (2)	$3.0	$2.4
Olympias
Ounces produced	11,829	18,788
Ounces sold	11,930	16,075
Production costs	$40.3	$35.0
Total cash costs ($/oz sold) (1,2)	$2,398	$1,287
All-in sustaining costs ($/oz sold) (1,2)	$2,842	$1,527
Sustaining capital expenditures (2)	$4.9	$3.5
(1)Revenues from silver, lead and zinc sales are off-set against total cash costs.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' of our MD&A for explanations and discussions of these non-IFRS financial measures or ratios.

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Kisladag
Kisladag produced 44,319 ounces of gold in Q1 2025, an 18% increase from 37,523 ounces in Q1 2024. The increase was primarily due to continued leaching of gold ounces from stacked in the prior year, as well as higher average grade of new tonnes placed in the quarter. Average grade of tonnes placed increased to 0.79 grams per tonne in Q1 2025 from 0.77 grams per tonne in Q1 2024. In Q1 2025, ounces stacked were higher by 21% compared to Q1 2024, predominantly due to an increased average stacking rate. Additionally, the engineering and geometallurgical studies that are focused on the understanding of future mining phases and optimizing the crushing and leach circuits continued in the quarter and the results are expected to be provided in conjunction with Q3 2025 reporting.
Revenue increased to $129.2 million in Q1 2025 from $77.1 million in Q1 2024, driven by the higher average realized gold price and increased gold ounces sold in the quarter.
Production costs increased to $47.5 million in Q1 2025 from $30.9 million in Q1 2024, primarily due to increased sales volumes. Royalties were also higher in the quarter due to higher average realized gold prices. In the comparison of total cash costs per ounce sold, the impact of higher costs, including royalties and labour costs, was partially offset by higher volumes sold. This resulted in total cash costs per ounce sold increasing to $1,039 in Q1 2025 from $820 in Q1 2024.
AISC per ounce sold increased to $1,138 in Q1 2025 from $916 in Q1 2024, primarily due to the increase in total cash costs per ounce sold.
Sustaining capital expenditures of $2.3 million in Q1 2025 primarily included equipment rebuilds. Growth capital investment of $20.7 million in Q1 2025 was primarily for waste stripping and associated equipment costs to support the extended mine life and continued construction of the second phase of the NHLP and North ADR plant infrastructure.
For 2025, production guidance at Kisladag is 160,000 to 170,000 ounces of gold. Production is expected to decrease with lower grades expected to be offset slightly by higher throughput.

Lamaque
Lamaque produced 40,438 ounces of gold in Q1 2025, a 4% decrease from 42,299 ounces in Q1 2024 primarily due to lower grades and gold recovery, partially offset by higher throughput. Average grade decreased to 5.38 grams per tonne in Q1 2025 from 5.81 grams per tonne in Q1 2024.
Revenue increased to $122.0 million in Q1 2025 from $93.5 million in Q1 2024 primarily due to higher average gold price, partially offset by a decrease in volume sold.
Production costs increased to $35.7 million in Q1 2025 from $35.2 million in Q1 2024, reflecting slightly higher costs of labour, partially offset by the weakening of the Canadian dollar from prior period and lower volume sold. Total cash costs per ounce sold increased to $836 in Q1 2025 from $779 in Q1 2024 primarily due to lower volume sold and additional costs incurred in labour and contractors. With the centre of production primarily in the C4 ore zone in 2024, and now operating on several levels and extending into the C5 ore zone, the centre of production is deepening over time. This incurs additional costs related to haulage, equipment, and personnel requirements. Total cash costs were also impacted by slightly higher royalties due to the higher realized gold price.
AISC per ounce sold increased to $1,392 in Q1 2025 from $1,262 in Q1 2024, primarily due to the increase in total cash costs per ounce sold.
Sustaining capital expenditure increased to $22.7 million in Q1 2025 from $21.1 million in Q1 2024 primarily due to increased underground development, equipment rebuilds, and expenditures on the expansion of the tailings management facility. Growth capital investment of $12.6 million in Q1 2025 was primarily related to the paste plant and bulk sample work at Ormaque, as well as resource conversion drilling.
In 2025, production guidance at Lamaque is 170,000 to 180,000 ounces of gold. Production is expected to increase in the second quarter with higher grades expected as a result of mine sequencing.

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Efemcukuru
Efemcukuru produced 19,307 payable ounces of gold in Q1 2025, a 4% increase from 18,501 payable ounces in Q1 2024. The increase in production was due to higher gold grade of 5.52 grams per tonne in Q1 2025 from 4.96 grams per tonne in Q1 2024, and was partly offset by lower throughput during the quarter.
Revenue increased to $57.5 million in Q1 2025 compared to $41.3 million in Q1 2024. The increase was due to the higher average realized price, partially offset by slightly lower gold ounces sold.
Production costs increased to $24.7 million in Q1 2025 from $21.8 million in Q1 2024 due to higher costs, including the costs of labour, primarily due to inflation; and royalties, primarily a result of higher gold price. Additionally, lower gold sales volume resulted in an increase in total cash costs per ounce sold to $1,357 in Q1 2025, from $1,154 in Q1 2024.
AISC per ounce sold increased to $1,550 in Q1 2025 from $1,138 in Q1 2024, primarily due to the increase in total cash costs per ounce sold, a slight increase in sustaining capital expenditures, and lower volumes sold. AISC in Q1 2024 was also offset by an adjustment to asset reclamation amortization of $3.7 million.
Sustaining capital expenditures of $3.0 million in Q1 2025 primarily included underground development and equipment purchases. Growth capital investment of $1.8 million includes the Kokarpinar underground development.
For 2025, production guidance at Efemcukuru is forecast to be 70,000 to 80,000 ounces of gold. Production in the second quarter is expected to be consistent with the first quarter.

Olympias
Olympias produced 11,829 payable ounces of gold in Q1 2025, a 37% decrease from 18,788 ounces in Q1 2024. The decrease was driven by lower volumes milled, and also resulted in lower by-products produced. In addition, unplanned maintenance related to pyrite concentrate filtration and issues affecting the flotation circuit stability limited plant throughput and recoveries. Analysis has shown that the flotation stability was impacted by the viscosity modifier that is added to the underground paste backfill (which assists in paste pumping in the underground). When ore stopes are mined adjacent to cemented paste backfill, there is some mining dilution which includes backfill material in the ore mined. Several mitigation actions have been implemented and as a result, the flotation performance in the process plant has stabilized and throughput and recoveries have been restored to planned levels.
Revenue increased slightly to $46.5 million in Q1 2025 compared to $46.2 million in Q1 2024 primarily as a result of higher realized gold price, partially offset by lower sales volumes of gold and base metals.
Production costs increased to $40.3 million in Q1 2025 from $35.0 million in Q1 2024. Increases in costs were partially offset by slightly lower gold treatment and refining charges and slightly lower selling costs due to lower volumes. Lower by-product sales, lower gold sold and higher royalties led to an increase in total cash costs per ounce sold to $2,398 in Q1 2025 from $1,287 in Q1 2024.
AISC per ounce sold increased to $2,842 in Q1 2025 from $1,527 in Q1 2024 primarily due to lower volumes sold, higher total cash cost per ounce sold, and higher sustaining capital expenditures. Sustaining capital expenditures of $4.9 million in Q1 2025 primarily included underground development and underground infill drilling.
For 2025, production guidance at Olympias is forecast to be 60,000 to 70,000 ounces of gold. Production in the second quarter is expected to increase with increased throughput following the modifications made to the flotation circuit.

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For further information on the Company's operating results for the first quarter of 2025, please see the Company’s MD&A filed on SEDAR+ at www.sedarplus.com under the Company’s profile.

Conference Call
A conference call to discuss the details of the Company’s First Quarter 2025 Results will be held by senior management on Friday, May 2, 2025, at 11:30 AM ET (8:30 AM PT). The call will be webcast and can be accessed at Eldorado Gold’s website: www.eldoradogold.com and via this link: https://event.choruscall.com/mediaframe/webcast.html?webcastid=qIL2Lmld.
Participants may elect to pre-register for the conference call via this link: https://dpregister.com/sreg/10197900/febd911d94.
Upon registration, participants will receive a calendar invitation by email with dial in details and a unique PIN. This will allow participants to bypass the operator queue and connect directly to the conference. Registration will remain open until the end of the conference call.

Conference Call Details		Replay (available until June 13, 2025)
Date:	May 2, 2025	Vancouver:	+1 412 317 0088
Time:	11:30 am ET (8:30 am PT)	Toll Free:	+1 855 669 9658
Dial in:	+1 647 846 2782	Access code:	2818948
Toll free:	+1 833 752 3325

About Eldorado Gold
Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkiye, Canada, and Greece. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contacts
Investor Relations
Lynette Gould, VP Investor Relations, Communications and External Affairs
647.271.2827 or 1.888.353.8166
lynette.gould@eldoradogold.com
Media
Chad Pederson, Director, Communications and Public Affairs
236.885.6251 or 1.888.353.8166
chad.pederson@eldoradogold.com

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Non-IFRS and Other Financial Measures and Ratios
Certain non-IFRS financial measures and ratios are included in this press release, including total cash costs and total cash costs per ounce sold, all-in sustaining costs ("AISC") and AISC per ounce sold, sustaining and growth capital, average realized gold price per ounce sold, adjusted net earnings/(loss) attributable to shareholders, adjusted net earnings/(loss) per share attributable to shareholders, earnings before interest, taxes, depreciation and amortization (“EBITDA”), adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA"), free cash flow, free cash flow excluding Skouries, and cash flow from operating activities before changes in working capital.
Please see the March 31, 2025 MD&A for explanations and discussion of these non-IFRS and other financial measures and ratios. The Company believes that these measures and ratios, in addition to conventional measures and ratios prepared in accordance with International Financial Reporting Standards (“IFRS”), provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS and other financial measures and ratios are intended to provide additional information and should not be considered in isolation or as a substitute for measures or ratios of performance prepared in accordance with IFRS. These measures and ratios do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers. Certain additional disclosures for these and other financial measures and ratios have been incorporated by reference and can be found in the section 'Non-IFRS and Other Financial Measures and Ratios' in the March 31, 2025 MD&A available on SEDAR+ at www.sedarplus.com and on the Company's website under the 'Investors' section.

Total Cash Cost, Total Cash Costs per Ounce Sold
Our reconciliation of total cash costs and total cash costs per ounce sold to production costs, the most directly comparable IFRS measure, is presented below.

	Q1 2025	Q1 2024
Production costs	$148.3	$123.0
By-product credits (1)	(16.3)	(19.6)
Concentrate deductions (2)	2.1	3.6
Total cash costs	$134.1	$107.0
Gold ounces sold	116,263	116,008
Total cash cost per ounce sold	$1,153	$922
(1)Revenue from silver, lead and zinc sales.
(2)Included in revenue.

For the three months ended March 31, 2025:

	Direct mining costs	By-product credits	Refining and selling costs	Inventory change (1)	Royalty expense	Total cash costs	Gold oz sold	Total cash cost/oz sold
Kisladag	$41.9	($1.5)	$0.2	($5.1)	$10.6	$46.1	44,338	$1,039
Lamaque	31.4	(0.4)	0.1	2.9	1.4	35.3	42,205	836
Efemcukuru	17.9	(1.5)	3.6	(1.5)	5.6	24.1	17,790	1,357
Olympias	34.5	(12.8)	3.0	(0.6)	4.6	28.6	11,930	2,398
Total consolidated	$125.6	($16.3)	$6.9	($4.3)	$22.2	$134.1	116,263	$1,153
(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

11

For the three months ended March 31, 2024:

	Direct mining costs	By-product credits	Refining and selling costs	Inventory change (1)	Royalty expense	Total cash costs	Gold oz sold	Total cash cost/oz sold
Kisladag	$35.5	($0.8)	$0.2	($9.5)	$4.7	$30.1	36,699	$820
Lamaque	34.7	(0.5)	0.1	(0.7)	1.2	34.7	44,620	779
Efemcukuru	15.4	(1.6)	3.7	—	4.0	21.5	18,614	1,154
Olympias	30.6	(16.6)	4.9	(2.5)	4.3	20.7	16,075	1,287
Total consolidated	$116.1	($19.6)	$9.0	($12.7)	$14.2	$107.0	116,008	$922
(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

All-in Sustaining Costs, All-in Sustaining Costs per Ounce Sold
Our reconciliation of AISC and AISC per ounce sold to total cash costs is presented below. The reconciliation of total cash costs to production costs, the most directly comparable IFRS measure, is presented above.

	Q1 2025	Q1 2024
Total cash costs	$134.1	$107.0
Corporate and allocated G&A	11.2	11.1
Exploration and evaluation costs	0.7	0.9
Reclamation costs and amortization	2.4	(1.6)
Sustaining capital expenditure	32.9	29.1
AISC	$181.2	$146.4
Gold ounces sold	116,263	116,008
AISC per ounce sold	$1,559	$1,262

Reconciliations of adjustments within AISC to the most directly comparable IFRS measures are presented below.
Reconciliation of general and administrative expenses included in All-in Sustaining Costs:

	Q1 2025	Q1 2024
General and administrative expenses (from consolidated statement of operations)	$7.1	$9.5
Add:
Share-based payments expense	4.4	2.0
Employee benefit plan expense from corporate and operating gold mines	1.0	1.2
Less:
General and administrative expenses related to non-gold mines and in-country offices	—	(0.5)
Depreciation in G&A	(0.4)	(0.9)
Business development	(0.3)	(0.3)
Development projects	(0.5)	(0.3)
Adjusted corporate general and administrative expenses	$11.2	$10.8
Regional general and administrative costs allocated to gold mines	—	0.3
Corporate and allocated general and administrative expenses per AISC	$11.2	$11.1

12

Reconciliation of exploration and evaluations costs included in All-in Sustaining Costs:

	Q1 2025	Q1 2024
Exploration and evaluation expense (from consolidated statement of operations) (1)	$7.0	$4.4
Add:
Capitalized exploration cost related to operating gold mines	0.7	0.9
Less:
Exploration and evaluation expenses related to non-gold mines and other sites	(7.0)	(4.4)
Exploration costs per AISC	$0.7	$0.9
(1)Amounts presented are from continuing operations only and exclude the Romania segment.

Reconciliation of reclamation costs and amortization included in All-in Sustaining Costs:

	Q1 2025	Q1 2024
Asset retirement obligation accretion (from notes to the consolidated financial statements) (1)	$1.5	$1.2
Add:
Depreciation related to asset retirement obligation assets	1.1	(2.6)
Less:
Asset retirement obligation accretion related to non-gold mines and other sites	(0.2)	(0.2)
Reclamation costs and amortization per AISC	$2.4	($1.6)
(1)Amounts presented are from continuing operations only and exclude the Romania segment.

Sustaining and Growth Capital
Our reconciliation of growth capital and sustaining capital expenditure at operating gold mines to additions to property, plant and equipment, the most directly comparable IFRS measure, is presented below.

	Q1 2025	Q1 2024
Additions to property, plant and equipment (from segment note in the consolidated financial statements) (1)	$173.2	$122.0
Growth and development project capital expenditure - gold mines	(38.7)	(32.7)
Growth and development project capital expenditure - other	(99.7)	(59.7)
Sustaining capitalized exploration	(0.7)	(0.9)
Sustaining equipment leases	(1.3)	0.4
Sustaining capital expenditure at operating gold mines	$32.9	$29.1
(1)Amounts presented are from continuing operations only and exclude the Romania segment.

13

Our reconciliation by asset of AISC and AISC per ounce sold to total cash costs is presented below.
For the three months ended March 31, 2025:

	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capital	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$46.1	$0.3	$—	$1.8	$2.3	$50.5	44,338	$1,138
Lamaque	35.3	—	0.7	0.1	22.7	58.8	42,205	1,392
Efemcukuru	24.1	0.3	—	0.2	3.0	27.6	17,790	1,550
Olympias	28.6	—	—	0.4	4.9	33.9	11,930	2,842
Corporate (1)	—	10.5	—	—	—	10.5	—	91
Total consolidated	$134.1	$11.2	$0.7	$2.4	$32.9	$181.2	116,263	$1,559
(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.
For the three months ended March 31, 2024:

	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capital	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$30.1	$—	$—	$1.3	$2.2	$33.6	36,699	$916
Lamaque	34.7	—	0.4	0.1	21.1	56.3	44,620	1,262
Efemcukuru	21.5	0.3	0.5	(3.5)	2.4	21.2	18,614	1,138
Olympias	20.7	—	—	0.4	3.5	24.5	16,075	1,527
Corporate (1)	—	10.8	—	—	—	10.8	—	93
Total consolidated	$107.0	$11.1	$0.9	($1.6)	$29.1	$146.4	116,008	$1,262
(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

Average Realized Gold Price per Ounce Sold
Our reconciliation of average realized gold price per ounce sold to revenue, the most directly comparable IFRS measure, is presented below.
For the three months ended March 31, 2025:

	Revenue	Concentrate deductions (1)	Less non-gold revenue	Gold revenue (2)	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$129.2	$—	($1.5)	$127.8	44,338	$2,882
Lamaque	122.0	—	(0.4)	121.6	42,205	2,881
Efemcukuru	57.5	1.0	(1.5)	56.9	17,790	3,197
Olympias	46.5	1.1	(12.8)	34.8	11,930	2,918
Total consolidated	$355.2	$2.1	($16.3)	$341.0	116,263	$2,933
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.
(2)Includes the impact of provisional pricing adjustments on concentrate sales.

14

For the three months ended March 31, 2024:

	Revenue	Concentrate deductions (1)	Less non-gold revenue	Gold revenue (2)	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$77.1	$—	($0.8)	$76.2	36,699	$2,077
Lamaque	93.5	—	(0.5)	93.0	44,620	2,084
Efemcukuru	41.3	1.3	(1.6)	40.9	18,614	2,199
Olympias	46.2	2.3	(16.6)	31.9	16,075	1,983
Total consolidated	$258.0	$3.6	($19.6)	$242.0	116,008	$2,086
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.
(2)Includes the impact of provisional pricing adjustments on concentrate sales.

EBITDA, Adjusted EBITDA
Our reconciliation of EBITDA and Adjusted EBITDA to earnings from continuing operations before income tax, the most directly comparable IFRS measure, is presented below.

	Q1 2025	Q1 2024
Earnings before income tax (1)	$42.3	$51.2
Depreciation and amortization (2)	60.6	55.3
Interest income	(8.3)	(5.1)
Finance costs	12.2	—
EBITDA	$106.9	$101.5
Unrealized loss on derivative instruments	63.4	16.9
(Gain) loss on disposal of assets	(7.3)	0.2
Adjusted EBITDA	$163.0	$118.5
(1)Amounts presented are from continuing operations only and exclude the Romania segment.
(2)Includes depreciation within general and administrative expenses.

Adjusted Net Earnings Attributable to Shareholders
Our reconciliation of adjusted net earnings (loss) and adjusted net earnings (loss) per share to net earnings from continuing operations attributable to shareholders of the Company, the most directly comparable IFRS measure, is presented below.

	Q1 2025	Q1 2024
Net earnings attributable to shareholders of the Company (1)	$72.0	$35.2
(Gain) loss on foreign exchange translation of deferred tax balances net of inflation accounting (2)	(3.5)	5.3
Increase in fair value of redemption option derivative	(0.6)	(2.1)
Unrealized loss on derivative instruments	63.4	16.9
Tax recovery on recognition of deferred tax asset	(73.5)	—
Discount on sale of marketable securities	5.1	—
Gain on sale of mining licenses	(6.5)	—
Total adjusted net earnings	$56.4	$55.2
Weighted average shares outstanding (thousands)	204,762	202,706
Adjusted net earnings per share ($/share)	$0.28	$0.27
(1)Amounts presented are from continuing operations only and exclude the Romania segment.
(2)Includes $3.5 million recovery on foreign exchange translation of deferred tax balances (Q1 2024: $19.3 million expense) and nil on inflation accounting (Q1 2024: $14.0 million gain).

15

Free Cash Flow and Free Cash Flow Excluding Skouries
Our reconciliations of free cash flow and free cash flow excluding Skouries to net cash generated from operating activities from continuing operations, the most directly comparable IFRS measure, is presented below.

	Q1 2025	Q1 2024
Net cash generated from operating activities (1)	$138.0	$95.3
Less: Cash used in investing activities	(4.7)	(136.2)
Add back: Decrease in term deposits	—	(1.1)
Add back: Purchase of marketable securities	—	11.1
Less: Proceeds from sale of marketable securities	(155.1)	—
Free cash flow	($21.8)	($30.9)
Add back: Skouries cash capital expenditures	88.2	55.7
Add back: Capitalized interest paid (2)	9.1	8.9
Free cash flow excluding Skouries	$75.5	$33.7
(1)Amounts presented are from continuing operations only and exclude the Romania segment.
(2)Includes interest from the Senior Notes.

Cash Flow from Operating Activities before Changes in Working Capital
Our reconciliation of cash flow from operating activities before changes in working capital to net cash generated from operating activities from continuing operations, the most directly comparable IFRS measure, is presented below.

	Q1 2025	Q1 2024
Net cash generated from operating activities (1)	$138.0	$95.3
Less: Changes in non-cash working capital	1.5	(13.0)
Cash flow from operating activities before changes in working capital	$136.5	$108.3
(1)Amounts presented are from continuing operations only and exclude the Romania segment.

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Forward-Looking Statements and Information
Certain of the statements made and information provided in this news release are forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as “anticipates”, “believes”, “budget”, "committed", “continue”, “estimates”, “expects”, "focus", “forecasts”, "foresee", "forward", "future", "goal", “guidance”, “intends”, "opportunity", "outlook", “plans”, “potential”, "schedule", "strategy", "target", “underway”, "working" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “can”, “could”, "likely", "may", “might”, “will” or "would" be taken, occur or be achieved.
Forward-looking statements and forward-looking information contained in this news release includes, but is not limited to, statements or information with respect to: the Company’s 2025 annual production guidance (both for the company and by material property) and relative production through the year; cost guidance (including expected total cash costs and average AISC); the anticipated impact of recent tariff announcements on our supply chains; with respect to Skouries: the expected benefits of our labour contingency plans, expected project capital and accelerated operational capital and the timing thereof; expected additional pre-commercial mining and the purchase of mining equipment, the timing of first and commercial production, expected production of gold and copper in 2026, construction timelines for the primary crusher building, coffer dam and KL embankment, timelines by quarter for development and depletion of test stopes; expectations to commence open pit mining and the timing thereof; with respect to Kisladag, expected completion of engineering studies, construction of the NHLP and North ADR plant infrastructure and building relocation due to pit expansion; with respect to Lamaque, expectations for higher grades in the second quarter; expectations for production at Efemcukuru and Olympias in the second quarter; the date of the conference call on May 2, 2025 and generally our strategy, plans and goals, including our proposed exploration, development, construction, permitting, financing and operating potential, plans and priorities and related timelines and schedules.
Forward-looking statements and forward-looking information are by their nature based on a number of assumptions, that management considers reasonable. However, such assumptions involve both known and unknown risks, uncertainties, and other factors which, if proven to be inaccurate, may cause actual results, activities, performance or achievements to be materially different from those described in the forward-looking statements or information. These include assumptions concerning: timing, cost and results of our construction and development activities, improvements and exploration; the future price of gold and other commodities; exchange rates; anticipated values, costs, expenses and working capital requirements; production and metallurgical recoveries; mineral reserves and resources; our ability to unlock the potential of our brownfield property portfolio; our ability to address the negative impacts of climate change and adverse weather; consistency of agglomeration and our ability to optimize it in the future; the cost of, and extent to which we use, essential consumables (including fuel, explosives, cement, and cyanide); the impact and effectiveness of productivity initiatives; the time and cost necessary for anticipated overhauls of equipment; expected by-product grades; the use, and impact or effectiveness, of growth capital or accelerated operational capital; the impact of acquisitions, dispositions, suspensions or delays on our business; the sustaining capital required for various projects; and the geopolitical, economic, permitting and legal climate that we operate in.
With respect to the Skouries Project, we have made additional assumptions about our ability and our contractors’ ability to recruit and retain labour resources within the required timeline; labour productivity, rates and expected hours; inflation rates, the scope and timing related to the awarding of key contract packages and approval thereon; expected scope of project management frameworks; our ability to continue to execute our plans relating to Skouries on the existing project timeline and consistent with the current planned project scope (including our anticipated progress regarding certain critical path components and two underground test stopes); the timeliness of shipping for important or critical items; our ability to continue to access our project funding and remain in compliance with all covenants and contractual commitments in relation thereto; our ability to obtain and maintain all required approvals and permits, both overall and in a timely manner; the absence of further previously unidentified archaeological investigations being required discoveries which would delay construction of various portions of the project, the future price of gold, copper and other commodities; and the broader community engagement and social climate in respect of the Skouries Project.
In addition, except where otherwise stated, Eldorado has assumed a continuation of existing business operations on substantially the same basis as exists at the time of this press release. Even though we believe that the assumptions and expectations represented by such statements or information are reasonable, there can be no

17

assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.
Forward-looking statements and forward-looking information are subject to known and unknown risks, uncertainties and other important factors that may cause actual results, activities, performance or achievements to be materially different from those described in the forward-looking statements or information. These risks, uncertainties and other factors include, among others: development risks at Skouries and other development projects; risks relating to our operations in foreign jurisdictions; risks related to production and processing; our ability to secure supplies of power and water at a reasonable cost; prices of commodities and consumables; our reliance on significant amounts of critical equipment; our reliance on infrastructure, commodities and consumables; inflation risk; community relations and social license; environmental matters; geotechnical and hydrogeological conditions or failures; waste disposal; mineral tenure; permits; non-governmental organizations; reputational issues; climate change; change of control; actions of activist shareholders; estimation of Mineral Reserves and Mineral Resources; regulatory reviews and different standards used to prepare and report Mineral Reserves and Mineral Resources; risks relating to any pandemic, epidemic, endemic, or similar public health threats; regulated substances; acquisitions, including integration risks; dispositions; co-ownership of our properties; investment portfolio; volatility, volume fluctuations, and dilution risk in respect of our shares; competition; reliance on a limited number of smelters and off-takers; information and operational technology systems; liquidity and financing risks; indebtedness (including current and future operating restrictions, implications of a change of control, ability to meet debt service obligations, the implications of defaulting on obligations and changes in credit ratings); total cash costs per ounce and AISC (particularly in relation to the market price of gold and the Company’s profitability); currency risk; interest rate risk; credit risk; tax matters; financial reporting (including relating to the carrying value of our assets and changes in reporting standards); the global economic environment; labour (including in relation to employee/union relations, the Greek transformation, employee misconduct, key personnel, skilled workforce, expatriates, and contractors); commodity price risk; default on obligations; current and future operating restrictions; reclamation and long-term obligations; credit ratings; change in reporting standards; the unavailability of insurance; Sarbanes-Oxley Act, applicable securities laws, and stock exchange rules; risks relating to environmental, sustainability, and governance practices and performance; corruption, bribery, and sanctions; employee misconduct; litigation and contracts; conflicts of interest; compliance with privacy legislation; dividends; tariffs and other trade barriers; and those risk factors discussed in our most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form & Form 40-F filed on SEDAR+ and EDGAR under our Company name, which discussion is incorporated by reference in this new release, for a fuller understanding of the risks and uncertainties that affect our business and operations.
With respect to the Skouries Project, these risks, uncertainties, and other factors may cause further delays in the completion of the construction and commissioning at the Skouries Project, which in turn may cause delays in the commencement of production and the achievement of commercial production, and further increase the costs of the Skouries Project. The specific risks, uncertainties and other factors include, among others: our ability, and the ability of our construction contractors to recruit the required number of personnel with required skills within the required timelines, and to manage changes to workforce numbers through the construction of the Skouries Project; our ability to recruit personnel having the requisite skills, experience, and ability to work on site; our ability to increase productivity by adding or modifying labour shifts; rising labour costs or costs of key inputs such as materials, power and fuel; risks related to third-party contractors, including reduced control over aspects of the Company's operations and/or the ability of contractors to perform; the ability of key suppliers to meet key contractual commitments in terms of schedules, amount of product delivered, cost, or quality; our ability to construct key infrastructure within the required timelines, including the process plant, filter plant, waste management facilities, and embankments; differences between projected and actual degree of pre-strip required in the open pit; variability in metallurgical recoveries and concentrate quality due to factors such as extent and intensity of oxidation or presence of transition minerals; presence of additional structural features impacting hydrological and geotechnical considerations; variability in minerals or presence of substances that may have an impact on filtered tails performance and resulting bulk density of stockpiles or filtered tails; distribution of sulfides that may dilute concentrate and change the characteristics of tailings; unexpected disruptions to operations due to protests, non-routine regulatory inspections, road conditions, or labour unrest; unexpected inclement weather and climate events, including short and long duration rainfall and floods; our ability to meet pre-commercial producing mining or underground development targets; unexpected results from underground stopes; new archaeological discoveries requiring the completion of a regulatory process; changes in support from local communities; our ability to meet the expectations of communities, governments, and stakeholders related to the Skouries Project; and timely receipt of necessary permits and authorizations.

18

The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes. There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.
Qualified Persons and Disclosure of Mineral Resources
Except as otherwise noted, Simon Hille, FAusIMM, Executive Vice President, Technical Services and Operations, is the "qualified person" under NI 43-101 responsible for preparing and supervising the preparation of the scientific and technical information contained in this press release and verifying the technical data disclosed in this document relating to our operating mines and development projects.
Jessy Thelland, géo (OGQ No. 758), a member in good standing of the Ordre des Géologues du Québec, is the qualified person as defined in NI 43-101 responsible for, and has verified and approved, the scientific and technical disclosure contained in this press release for the Quebec projects.
Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves.

19

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Financial Position
As at March 31, 2025 and December 31, 2024
(Unaudited – in thousands of U.S. dollars)

As at	Note	March 31, 2025	December 31, 2024

ASSETS
Current assets
Cash and cash equivalents		$978,142	$856,797
Accounts receivable and other	4	201,770	190,676
Inventories	5	276,853	278,995
Current other assets	6	—	138,932
Current derivative assets	16	695	52
Assets held for sale		16,763	16,686
		1,474,223	1,482,138
Restricted cash		2,192	2,177
Deferred tax assets		19,487	19,487
Other assets	6	118,091	120,418
Property, plant and equipment		4,245,172	4,118,782
Goodwill		92,591	92,591
		$5,951,756	$5,835,593
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities		$374,578	$366,690
Current portion of lease liabilities		5,107	4,693
Current portion of asset retirement obligation		5,528	5,071
Current derivative liabilities	16	76,967	25,587
Liabilities associated with assets held for sale		10,334	10,133
		472,514	412,174
Debt	7	932,814	915,425
Lease liabilities		10,071	10,030
Employee benefit plan obligations		11,356	10,910
Asset retirement obligations		133,469	127,925
Non-current derivative liabilities	16	48,396	35,743
Deferred income tax liabilities		358,197	434,939
		1,966,817	1,947,146
Equity
Share capital	12	3,442,250	3,433,778
Shares held in trust for restricted share units	12	(12,965)	(12,970)
Contributed surplus		2,607,605	2,612,762
Accumulated other comprehensive (loss) income		(27,681)	56,183
Deficit		(2,017,258)	(2,193,163)
Total equity attributable to shareholders of the Company		3,991,951	3,896,590
Attributable to non-controlling interests		(7,012)	(8,143)
		3,984,939	3,888,447
		$5,951,756	$5,835,593

Approved on behalf of the Board of Directors
(signed) John Webster        Director         (signed) George Burns        Director

Date of approval: May 1, 2025

Please see the condensed consolidated interim financial statements dated March 31, 2025 for notes to the accounts.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Operations
For the three months ended March 31, 2025 and 2024
(Unaudited – in thousands of U.S. dollars except share and per share amounts)

	Note	Three months ended March 31, 2025	Three months ended March 31, 2024

Revenue
Metal sales	8	$355,245	$257,967

Cost of sales
Production costs		148,311	123,006
Depreciation and amortization		60,169	54,479
		208,480	177,485

Earnings from mine operations		146,765	80,482

Exploration and evaluation expenses		6,990	4,433
Mine standby costs		4,131	2,686
General and administrative expenses		7,066	9,494
Employee benefit plan expense		1,014	1,174
Share-based payments expense	13	4,362	2,049
Write-down of assets		2,689	722
Foreign exchange loss (gain)		6,284	(172)
Earnings from operations		114,229	60,096

Other expense	9	(59,727)	(8,934)
Finance (costs) recovery	10	(12,244)	32
Earnings from continuing operations before income tax		42,258	51,194
Income tax (recovery) expense	11	(32,608)	16,052
Net earnings from continuing operations		74,866	35,142
Net loss from discontinued operations, net of tax		(1,333)	(1,381)
Net earnings for the period		$73,533	$33,761

Net earnings attributable to:
Shareholders of the Company		72,402	33,605
Non-controlling interests		1,131	156
Net earnings for the period		$73,533	$33,761

Net earnings (loss) attributable to shareholders of the Company:
Continuing operations		71,983	35,194
Discontinued operations		419	(1,589)
		$72,402	$33,605

Net earnings (loss) attributable to non-controlling interest:
Continuing operations		2,883	(52)
Discontinued operations		(1,752)	208
		$1,131	$156

Weighted average number of shares outstanding
Basic	12	204,762,059	202,706,218
Diluted	12	206,501,722	203,929,570

Net earnings per share attributable to shareholders of the Company:
Basic earnings per share		$0.35	$0.17
Diluted earnings per share		$0.35	$0.16

Net earnings per share attributable to shareholders of the Company - Continuing operations:
Basic earnings per share		$0.35	$0.17
Diluted earnings per share		$0.35	$0.17

Please see the condensed consolidated interim financial statements dated March 31, 2025 for notes to the accounts.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Comprehensive Income
For the three months ended March 31, 2025 and 2024
(Unaudited – in thousands of U.S. dollars)

	Three months ended March 31, 2025	Three months ended March 31, 2024

Net earnings for the period	$73,533	$33,761
Other comprehensive income (loss):
Items that will not be reclassified to earnings or loss:
Change in fair value of investments in marketable securities	22,519	34,873
Income tax expense on change in fair value of investments in marketable securities	(3,021)	(4,703)
Actuarial gains on employee benefit plans	185	83
Income tax expense on actuarial losses on employee benefit plans	(44)	(22)
Total other comprehensive earnings for the period	19,639	30,231
Total comprehensive income for the period	$93,172	$63,992

Attributable to:
Shareholders of the Company	92,041	63,836
Non-controlling interests	1,131	156
	$93,172	$63,992

Please see the condensed consolidated interim financial statements dated March 31, 2025 for notes to the accounts.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Cash Flows
For the three months ended March 31, 2025 and 2024
(Unaudited – in thousands of U.S. dollars)

	Note	Three months ended March 31, 2025	Three months ended March 31, 2024
Cash flows generated from (used in):
Operating activities
Net earnings from continuing operations		$74,866	$35,142
Adjustments for:
Depreciation and amortization		60,617	55,344
Finance costs (recovery)	10	12,244	(32)
Interest income	9	(8,257)	(5,051)
Foreign exchange loss		6,563	1,662
Income tax (recovery) expense	11	(32,608)	16,052
(Gain) loss on disposal of assets		(7,288)	182
Unrealized loss on derivative contracts	9	63,390	16,887
Write-down of assets		2,689	722
Share-based payments expense	13	4,362	2,049
Employee benefit plan expense		1,014	1,174
		177,592	124,131
Property reclamation payments		(795)	(835)
Employee benefit plan payments		(420)	(594)
Income taxes paid		(48,115)	(19,474)
Interest received		8,257	5,051
Changes in non-cash operating working capital	14	1,510	(13,024)
Net cash generated from operating activities of continuing operations		138,029	95,255
Net cash generated from operating activities of discontinued operations		191	110

Investing activities
Additions to property, plant and equipment		(158,495)	(120,688)
Capitalized interest paid		(9,116)	(8,908)
Proceeds from the sale of property, plant and equipment		98	12
Value added taxes related to mineral property expenditures, net		13,306	3,396
Purchase of marketable securities		—	(11,130)
Proceeds from the sale of investments in marketable securities		155,078	—
Deposit on property, plant and equipment		(5,616)	—
Decrease in other investments		—	1,136
Net cash used in investing activities of continuing operations		(4,745)	(136,182)

Financing activities
Issuance of common shares for cash, net of share issuance costs		2,313	4,616
Contributions from non-controlling interests		—	173
Proceeds from Term Facility - Commercial loans and RRF loans	7	—	15,312
Proceeds from Term Facility - VAT Facility	7	15,756	5,517
Repayments of Term Facility - VAT Facility	7	(18,390)	—
Interest paid		(8,462)	(8,347)
Principal portion of lease liabilities		(1,346)	(1,112)
Purchase of shares held in trust for restricted share units	12	(1,810)	(958)
Net cash (used in) generated from financing activities of continuing operations		(11,939)	15,201

Net increase (decrease) in cash and cash equivalents		121,536	(25,616)
Cash and cash equivalents - beginning of period		856,797	540,473
Change in cash in disposal group held for sale		(191)	(110)
Cash and cash equivalents - end of period		$978,142	$514,747

Please see the condensed consolidated interim financial statements dated March 31, 2025 for notes to the accounts.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Changes in Equity
For the three months ended March 31, 2025 and 2024
(Unaudited – in thousands of U.S. dollars)

	Note	Three months ended March 31, 2025	Three months ended March 31, 2024

Share capital
Balance beginning of period		$3,433,778	$3,413,365
Shares issued upon exercise of share options		2,313	4,616
Shares issued upon exercise of performance share units		5,282	—
Transfer of contributed surplus on exercise of options		877	1,956
Balance end of period	12	$3,442,250	$3,419,937

Shares held in trust for restricted share units
Balance beginning of period		$(12,970)	$(19,263)
Shares purchased and held in trust for restricted share units		(1,810)	(958)
Shares redeemed upon exercise of restricted share units		1,815	7,093
Balance end of period	12	$(12,965)	$(13,128)

Contributed surplus
Balance beginning of period		$2,612,762	$2,617,216
Share-based payments arrangements		2,817	719
Shares redeemed upon exercise of restricted share units		(1,815)	(7,093)
Shares redeemed upon exercise of performance share units		(5,282)	—
Transfer to share capital on exercise of options		(877)	(1,956)
Balance end of period		$2,607,605	$2,608,886

Accumulated other comprehensive (loss) income
Balance beginning of period		$56,183	$(4,751)
Other comprehensive earnings for the period attributable to shareholders of the Company		19,639	30,231
Reclassification of accumulated other comprehensive income to equity on derecognition of equity investments		(103,503)	—
Balance end of period		$(27,681)	$25,480

Deficit
Balance beginning of period		$(2,193,163)	$(2,488,420)
Net earnings attributable to shareholders of the Company		72,402	33,605
Reclassification of accumulated other comprehensive income to equity on derecognition of equity investments		103,503	—
Balance end of period		$(2,017,258)	$(2,454,815)
Total equity attributable to shareholders of the Company		$3,991,951	$3,586,360

Non-controlling interests
Balance beginning of period		$(8,143)	$(6,182)
Earnings attributable to non-controlling interests		1,131	156
Contributions from non-controlling interests		—	173
Balance end of period		$(7,012)	$(5,853)
Total equity		$3,984,939	$3,580,507

Please see the condensed consolidated interim financial statements dated March 31, 2025 for notes to the accounts.